
RECEIVED
JUN 28 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



10031282

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 27752

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/01/2009 (MM/DD/YY) AND ENDING 5/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EAGLE EQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 CRAIN HIGHWAY, S.W.
(No. and Street)

GLEN BURNIE (City) MD (State) 21061-3645 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOAN M. SMITH 410-760-6098
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KORWEK & COMPANY, P.A. CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

1113 ODENTON ROAD (Address) ODENTON (City) MD (State) 21113-1606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOAN M. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EAGLE EQUITIES, INC., as of MAY 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Rosemary W. Vollman
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (XXXXX Operations.
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Exemption claimed for computation of Reserve Requirements pursuant to Rule 15c3-3. Eagle Equities, Inc. is a $5,000 BD doing business in mutual funds and annuities by application only.

EAGLE EQUITIES, INC.

FINANCIAL STATEMENTS

AND

AUDITORS' REPORT

MAY 31, 2010 AND 2009

CONTENTS

Page

AUDITORS' REPORT 3

FINANCIAL STATEMENTS

STATEMENTS OF FINANCIAL CONDITION 4

STATEMENTS OF OPERATIONS 5

STATEMENTS OF STOCKHOLDERS' EQUITY and OTHER COMPREHENSIVE INCOME 6

STATEMENTS OF CASH FLOWS 7

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS 8

NOTES TO FINANCIAL STATEMENTS 9

SUPPLEMENTAL INFORMATION

ADJUSTMENT OF STOCKHOLDERS' EQUITY 15

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION 16

RECONCILIATION OF FORM X-17A-5, SCHEDULE II ANNUAL CONSOLIDATION AND DIVERSIFICATION SCHEDULE TO AUDITED FINANCIAL STATEMENTS 17

RECONCILIATION OF FORM X-17A-5, SCHEDULE II-A COMPUTATION OF NET CAPITAL SCHEDULE TO AUDITED FINANCIAL STATEMENTS 18

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL 19-20

KORWEK & COMPANY, P.A.
Certified Public Accountants

1113 Odenton Road
Odenton, MD 21113-1606

TEL: (410) 674-7445
FAX: (410) 674-3771

INDEPENDENT AUDITORS' REPORT

Board of Directors
Eagle Equities, Inc.

We have audited the accompanying statements of financial condition of Eagle Equities, Inc. as of May 31, 2010 and 2009 and the related statements of operations, stockholders' equity and other comprehensive income, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eagle Equities, Inc. as of May 31, 2010 and 2009 and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KORWEK & COMPANY, PA

June 17, 2010

EAGLE EQUITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
MAY 31, 2010 AND 2009

ASSETS

	2010	2009
CURRENT ASSETS		
Cash and cash equivalents	$ 16,579	$ 35,111
Commissions receivable	6,426	1,199
Marketable securities	71,514	63,157
Prepaid tax deposits	-	-
Prepaid insurance and expenses	4,175	4,175
Total current assets	98,694	103,642
PROPERTY AND EQUIPMENT, net	21,420	25,248
OTHER ASSETS	-	-
	$ 120,114	$ 128,890

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
CURRENT LIABILITIES		
Accounts payable and other accrued liabilities	$ 5,545	$ 5,360
Income taxes payable	-	1,291
Total current liabilities	5,545	6,651
DEFERRED INCOME TAXES	3,083	1,900
LONG-TERM OBLIGATIONS - net of current maturities	-	-
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Capital stock, $10 stated value, authorized 5,000 shares; issued and outstanding, 100 shares	1,000	1,000
Additional paid-in capital	31,018	31,018
Retained earnings	79,468	88,321
	111,486	120,339
	$ 120,114	$ 128,890

The accompanying notes are an intergral part of these financial statements

EAGLE EQUITIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MAY 31, 2010 AND 2009

	2010	2009
REVENUE		
Commissions	$ -	$ -
Revenue from sale of investment company shares	269,445	297,882
Market gain (loss) on firm securities investment accounts	7,073	(25,182)
Other revenue	3,515	5,200
Total revenue	280,033	277,900
EXPENSES		
Salaries and other employment costs voting stockholder officers	60,603	99,332
Commissions registered representatives	31,329	34,596
Other compensation and benefits	73,848	65,756
Regulatory fees and expenses	3,417	2,292
Other expenses	119,389	116,646
Total expenses	288,586	318,622
Net income before income taxes	(8,553)	(40,722)
Provision for income taxes		
Federal	200	(3,991)
State	100	(2,149)
	300	(6,140)
NET INCOME	$ (8,853)	$ (34,582)

The accompanying notes are an intergral part of these financial statements

EAGLE EQUITIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED MAY 31, 2010 AND 2009

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
Balance at June 1, 2008	$ 1,000	$ 31,018	$ 122,903	$ 154,921
Net (loss) income from Operations	-	-	(34,582)	(34,582)
Other Comprehensive Income	-	-	-	-
Balance at May 31, 2009	1,000	31,018	88,321	120,339
Net income from Operations	-	-	(8,853)	(8,853)
Other Comprehensive Income	-	-	-	-
Balance at May 31, 2010	$ 1,000	$ 31,018	$ 79,468	$ 111,486

The accompanying notes are an intergral part of these financial statements

EAGLE EQUITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2010 AND 2009

	2010	2009
CASH FROM OPERATING ACTIVITIES		
Net income	$ (8,853)	$ (34,582)
Adjustments to reconcile net income to net cash		
Depreciation and amortization	8,641	11,020
Market loss (gain) on investment securities	(7,073)	19,147
Deferred income taxes	1,183	(7,431)
Changes in assets and liabilities:		
(Increase) decrease:		
Commissions receivable	(5,227)	5,384
Prepaid taxes	-	-
Increase (decrease):		
Income taxes payable	(1,291)	(2,774)
Accounts payable and other accrued liabilities	185	(472)
Cash provided by operating activities	(12,435)	(9,708)
CASH (PROVIDED) USED BY INVESTING ACTIVITIES		
Acquisition of property and equipment	4,813	1,264
Prior year cumulative effects of comprehensive income	-	-
Purchase (sale) of investments	1,284	(17,324)
Cash used for investing activities	6,097	(16,060)
CASH FROM FINANCING ACTIVITIES		
Cash used for financing activities	-	-
INCREASE (DECREASE) IN CASH	(18,532)	6,352
CASH, BEGINNING OF YEAR	35,111	28,759
CASH, END OF YEAR	$ 16,579	$ 35,111

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2010	2009
Cash paid during the year for:		
Income taxes	$ -	$ 4,065
Interest	$ -	$ -

The accompanying notes are an intergral part of these financial statements

EAGLE EQUITIES, INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

	2010	2009
Liabilities subordinated to general creditors at beginning of period	$ -	$ -
Changes	-	-
Liabilities subordinated to general creditors at end of period	$ -	$ -

The accompanying notes are an intergral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer specializing in mutual funds, deferred investments, and related insurance products. The Company was incorporated in Maryland and started operations in July 1981. The Company is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

Generally accepted accounting principles require management to make estimates and assumptions that affect assets and liabilities, contingent assets and liabilities, and revenues and expenses. Actual results could differ from those estimates.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Cash and Cash Equivalents - The Company considers investments in money market accounts and certificates of deposit purchased with maturities of three months or less to be cash equivalents.

2. Marketable Securities - Marketable securities are investments in mutual funds, which are trading securities that are valued at fair market value with unrealized market gains or losses recognized on the statement of operations.

3. Depreciation and Amortization - Depreciation is computed on a straight-line basis using the estimated useful service lives of the depreciable property for financial statements and accelerated methods for income tax reporting. Leasehold improvements are amortized on a straight-line basis over the estimated service lives of the improvements.

4. Revenue Recognition - Commissions and fees earned on initial investment contracts are recognized as the contracts are accepted and executed by the investment companies. Subsequent commissions and fees are recognized when notified by the investment companies. Earned commissions may subsequently be forfeited should a customer cancel their purchase of an annuity or life insurance product during the first year of the contract. Such charge backs are recognized when incurred. Commissions subsequently deemed uncollectible are written off using the direct write-off method.

5. Earnings per share - Earnings per share are calculated using the weighted average of shares of capital stock outstanding during each year. The income (loss) per share amounted to ($88.53) and $(345.82) for the years ended May 31, 2010 and 2009, respectively.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

6. Advertising costs – Advertising costs are expensed as incurred. Advertising expenses for the years ended May 31, 2010 and 2009 were $5,088 and $5,347, respectively.

7. Comprehensive Income – There is no difference between income and loss from operations and other comprehensive income or loss.

8. Income taxes – The Company accounts for income taxes in using the asset and liability approach to financial accounting and reporting. The deferred tax liabilities are calculated on the difference between the financial statements (accrual basis) and tax returns (cash basis), using enacted tax rates in effect for the years in which the differences are expected to reverse. Current income taxes are based on the years' taxable income.

9. Fair value of financial instruments –The Company's assets and liabilities are largely carried at market value or contracted amounts which approximate fair value.

10. Change in Accounting Policy – Marketable securities have been previously classified as available for sale, with unrealized gains and losses reported as other comprehensive income. As the marketable securities are investments in mutual funds, which actively trade securities within their funds, the Company considers classification of these securities as trading securities appropriate. Unrealized gains and losses on trading securities are recognized in the statement of operations. The 2009 financial statements have been reformatted to be comparable to the 2010 presentation.

11. Subsequent events – Management considers events occurring after the balance sheet date which might have a financial impact on the Company's operations. Management has evaluated subsequent events through June 17, 2010, which is the date the financial statements were available to be issued

NOTE B - CONCENTRATIONS OF CREDIT RISK

The Company conducts its business primarily in the state of Maryland, and therefore could be materially affected by economic fluctuations in those geographic areas as well as changes in the investment choices of its customer base.

NOTE C - COMMISSIONS RECEIVABLE

Management believes that the Company's commissions receivable are collectible at May 31, 2010 and 2009, and accordingly, no allowance for doubtful receivables is required.

NOTE D - MARKETABLE SECURITIES

The cost, carrying value and approximate market value of available for sale marketable securities as of May 31, 2010 and 2009 are as follows:

	2010	2009
Marketable securities, at cost	$ 81,450	$ 80,165
Valuation allowance	(9,936)	(17,008)
Market and carrying value	$ 71,514	$ 63,157

NOTE E - PROPERTY AND EQUIPMENT

Major classifications of property and equipment and the related accumulated depreciation are as follows:

	2010	2009
Furnitue, Fixtures & equipment	$ 58,284	$ 94,420
Leasehold improvements	24,866	24,866
	83,150	119,286
Less: Accumulated depreciation	61,730	94,038
	$ 21,420	$ 25,248

Depreciation and amortization expense for the years ended May 31, 2010 and 2009 amounted to $8,641 and $11,020, respectively. During the current year the Company retired approximately $41,200 of fully depreciated assets.

NOTE F - INCOME TAXES

The Company's provision for income taxes for the years ended May 31, 2010 and 2009 consist of the following:

	2010	2009
Federal income taxes	$ 200	$ (3,991)
State income taxes	100	(2,149)
	$ 300	$ (6,140)
Currently payable	$ -	$ 1,291
Deferred provision	300	(7,431)
	$ 300	$ (6,140)

The differences between the tax provision and the expected Federal Tax Rate of 15% and the expected state tax rate of 7% are caused by nondeductible officer's life insurance expense of $5,493 and $7,676, other nondeductible expenses of $400 and $2,400, the 70% nontaxable dividend exclusion of $769 and $2,325and non-taxable municipal interest of $1,284 and $797 in 2010 and 2009, and the utilization of a long term capital loss carry forward of $26,285 in 2009 respectively.

Overall deferred taxes are provided for the cumulative difference between financial statement income and tax return income at an approximate rate of 22%. At May 31, 2010 and 2009, the primary cumulative sources of the differences are: tax depreciation and amortization in excess of book depreciation in the amounts of $17,464 and $25,243; tax revenue in excess of book revenue in the amounts of $ 9,493 and $4,298; and unrealized capital losses of $16,226 and $23,042.

NOTE G - SIMPLIFIED EMPLOYEE PENSION PLAN

The Company maintains a simplified employee pension (SEP) plan, which excludes officers of the Company. The Plan establishes individual retirement trust accounts for eligible employees into which the Company makes contributions. Annual contributions for the years ended May 31, 2010 and 2009 were $3,600, each year.

NOTE H - SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the years ended May 31, 2010 and 2009.

NOTE I - EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under sub-paragraph (k) because the Company's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Company promptly transmits all funds. Accordingly, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

NOTE J - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. The rule of the "applicable" exchange provides that equity capital may not be withdrawn for dividends if the resulting net capital ratio would exceed 10 to 1. At May 31, 2010 and 2009, the Company had net capital of $76,555 and $81,464, which were $71,555 and $76,464 in excess of its required net capital of $5,000.

NOTE K - MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES

The officers and shareholders of the Company are also principals in various other entities, exercising common control, which could affect the operating results or financial position of the Company. These related parties charge management fees to the Company for services rendered. The management fees were approximately 5.0% and 12.6% of the total revenues in 2010 and 2009, respectively.

The officers and shareholders of Eagle Equities, Inc. are 50% owners of the building, which is approximately 50% occupied by the Company. Rents were $12,785 and $5,850 2010 and 2009, respectively. There is no formal lease and the Company operates under a verbal month-to-month agreement. Property and equipment of the Company and the related parties are shared and no fees are charged.

SUPPLEMENTAL INFORMATION

EAGLE EQUITIES, INC.

ADJUSTMENT OF STOCKHOLDERS' EQUITY

MAY 31, 2010 AND 2009

	2010	**2009**
Stockholders' equity from statement of financial condition	$ 111,486	$ 120,339
Excess of market value over cost on short-term marketable securities	-	-
Adusted stockholders' equity	$ 111,486	$ 120,339

EAGLE EQUITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

MAY 31, 2010 AND 2009

	2010	2009
NET CAPITAL		
Adjusted stockholders' equity	$ 111,486	$ 120,339
Additions to net capital	-	-
Deduct stockholders' equity not qualified for net capital	-	-
Total ownership equity qualified for net capital	111,486	120,339
Add liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
Other (deduction) or allowable creditors (lists)	-	-
Total capital and allowable subordinated liabilities	111,486	120,339
Deductions and/or charges		
Non-allowable assets		
Petty cash	(109)	(1,274)
Commissions and accounts receivable	(236)	(311)
Prepaid insurance and expenses	(4,175)	(4,175)
Prepaid taxes	-	-
Property and equipment, less 50% of secured liability	(21,420)	(25,248)
Other assets	-	-
Secured demand note deficiency	-	-
Commodity futures and spot commodities	-	-
Proprietary capital charges	-	-
Net capital before haircut on securities positions	85,546	89,331
Haircuts on securities		
Contractural securities commitments	-	-
Subordinated securities borrowings	-	-
Trading and investment securities	-	-
Stocks	-	-
Exempted securities	-	-
Debt securities	-	-
Options	-	-
Other securities	(8,991)	(7,867)
Undue concentrations	-	-
Other	-	-
Net Capital	$ 76,555	$ 81,464
NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital in excess of requirements	71,555	76,464
	$ 76,555	$ 81,464
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$ 8,628	$ 8,551
Adjustments	-	-
Net Aggregate Indebtedness	$ 8,628	$ 8,551
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	11.27%	10.50%

EAGLE EQUITIES, INC.

RECONCILIATION OF FORM X-17A-5, SCHEDULE II
ANNUAL CONSOLIDATION AND DIVERSIFICATION SCHEDULE
TO AUDITED FINANCIAL STATEMENTS
May 31, 2010

	Per Unaudited Form X-17 A-5	Audited Statement of Operations	Differences
REVENUE			
Commissions on transactions in exchange listed equity securities executed on an exchange	$ -	$ -	$ -
Commissions on listed options transactions	-	-	-
All other securities commissions	-	-	-
Gains or losses on firm securities investment accounts	7,074	7,073	1
Revenue from the sale of investment company shares	269,444	269,445	(1)
Fees for supervision, investment, advisory and administrative services	-	-	-
Other revenue	3,515	3,515	-
Total revenue	280,033	280,033	-
EXPENSES			
Salaries and other employment costs (including management fees) voting shareholder officers	91,933	91,932	1
Other compensation and benefits	73,848	73,848	-
Interest expense	-	-	-
Regulatory fees and expenses	3,417	3,417	-
Other expenses (including state income tax)	119,489	119,389	100
Total expenses	288,687	288,586	101
Net income before provision for federal income taxes	(8,654)	(8,553)	(101)
Provision for federal income taxes	200	300	(100)
NET INCOME	$ (8,854)	$ (8,853)	$ (1)

Difference is Comprehensive Income (Loss) on Securities Available For Sale reported on Statement of Operations on Focus Report and as Adjustments to Stockholders' Equity in Financial Statements; and State Income Taxes classified as other expenses on Focus Report.

EAGLE EQUITIES, INC.
RECONCILIATION OF FORM X-17A-5 SCHEDULE II-A
COMPUTATION OF NET CAPITAL SCHEDULE TO AUDITED
FINANCIAL STATEMENTS
May 31, 2010

Net capital per unaudited Form X-17A-5 Schedule IIA		$ 76,555
Increases		
Reduction of market losses on investment accounts	-	
Decrease prepaid tax deposits	-	
		-
Decreases		
Comprehensive loss on available for sale investments	-	
	-	
		-
Net capital per supplemental schedule in audited financial statement (page 16) computed in accordance with rule 15c3-1 of the Securities and Exchange Commission		$ 76,555

KORWEK & COMPANY, P.A.
Certified Public Accountants

1113 Odenton Road
Odenton, MD 21113-1606

TEL: (410) 674-7445
FAX: (410) 674-3771

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Eagle Equities, Inc.

We have examined the financial statements of Eagle Equities, Inc. for the year ended May 31, 2010, and have issued our report thereon dated June 17, 2010. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5 (g) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Eagle Equities, Inc. that we considered relevant to objectives stated in rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of an internal accounting control system are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal accounting control procedures, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Eagle Equities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, the State of Maryland and other states' securities regulators and should not be used for any other purpose.

KORWEK & COMPANY, PA

June 17, 2010

EAGLE EQUITIES, INC.

FINANCIAL STATEMENTS

AND

AUDITORS' REPORT

MAY 31, 2010 AND 2009

KORWEK & COMPANY, P.A.
Certified Public Accountants